Exhibit 99.1

Spectrum Therapeutics provides update on its global clinical research program and unveils pharmacovigilance program

SMITHS FALLS, ON, June 5, 2019 /CNW/ - Spectrum Therapeutics ("Spectrum"), the medical division of Canopy Growth Corporation (TSX: WEED) (NYSE: CGC) (the "Company" or "Canopy Growth") is pleased to share an update on its efforts to develop and commercialize validated cannabis medicines through clinical trials. Demand for cannabinoid-based medicines is emerging around the world. With a highly experienced scientific team and the resources needed to conduct robust clinical trials, Spectrum Therapeutics is pursuing research to introduce products for the therapeutic areas of pain, mood and sleep and to gain access to new markets independent of medical cannabis laws.

Spectrum Therapeutics is focused over the next 24 months to further the science of cannabinoids and provide evidence by way of clinical trials on what conditions medical cannabis can treat. (CNW Group/Spectrum Therapeutics)

CLINICAL RESEARCH
Spectrum Therapeutics is focused over the next 24 months to further the science of cannabinoids and provide evidence by way of clinical trials on what conditions medical cannabis can treat. This research includes product design and ingredient selection, formulation, and safety and efficacy testing towards the development of standardized cannabis drug formulations and dose delivery systems. Research activity is occurring in two main areas: registration trials and exploratory studies.

Registration trials begin with phase I studies of cannabinoid products covering a spectrum of proprietary THC and CBD ratios. These initial trials provide critical dosing and safety data to inform subsequent phase II trials. Spectrum Therapeutics is pleased to announce that two phase I trials have already been completed, one each in Canada and Chile.

Exploratory "proof of concept" studies use a range of Spectrum products and design methodologies to explore different dose responses, and safety and efficacy signals for target conditions. Those that show promising results will be added to the registration trial pipeline and their initial findings will allow for optimal phase II trial design. The first proof of concept phase IIb "in human" clinical trial previously announced by the Company, to evaluate the use of medical cannabis for treating insomnia, is in progress in partnership with Drs. Julie Carrier and Alex Desautels at the Université de Montréal. It is expected to be completed by calendar Q2 2020 with results announced by calendar Q3 2020.

Other proof of concept studies are currently underway in partnership with researchers including Dr. Bernard Le Foll at the Centre for Addiction and Mental Health, Dr. Mary-Ann Fitzcharles at McGill University, and Dr. Angela Genge at the Montreal Neurological Institute. Over twenty conditions are being examined across these studies, including pain, sleep, and mood/anxiety disorders. Spectrum Therapeutics is also exploring areas such as neurodegenerative disorders in addition to the previously announced research partnership with NEEKA Health Canada and the NHL Alumni Association which is examining the efficacy of CBD-based therapies as part of a treatment for concussion symptoms. This clinical trial is expected to register its first patients by October 2019 with preliminary results by July 2020.

Recently acquired C3 Cannabinoid Compound Company ("C3") is currently progressing a clinical trial for the use of dronabinol to treat spasticity due to multiple sclerosis. Additionally, research on the potential of medical cannabis to treat cancer-related pain is also in the works with Beckley Canopy Therapeutics, a partnership established between U.K. drug research institute, The Beckley Foundation and Canopy Growth. Patient registrations for this trial are expected in September 2019.

To support its research program, Spectrum Therapeutics is pleased to announce the appointment of Dr. Marcel Bonn-Miller as Global Clinical Scientific Director. He brings to the team 18 years of experience researching cannabinoids and their various effects, has received funding for 27 research grants, and has led or contributed to 19 clinical trials. His work has been featured in 139 academic publications and 161 conference presentations, and he also serves on the editorial boards of five academic journals. Dr. Bonn-Miller previously worked as Director of Cannabinoid Research for Zynerba Pharmaceuticals, a leading transdermal cannabinoid pharmaceutical company. He is also an adjunct Assistant Professor at the University of Pennsylvania Perelman School of Medicine, known for his work examining the potential of cannabis in treating post-traumatic stress disorder.

Dr. Bonn-Miller will be supported by Hunter Land and Drs. Ryan Lanier and Erica Peters as Associate Directors. Land was instrumental in bringing the first cannabis-derived CBD medicine developed for patients with treatment-resistant forms of epilepsy, including Dravet and Lennox-Gastaut syndromes, to FDA approval. Dr. Peters was the lead clinical cannabis scientist for four years at Battelle, the world's largest non-profit research and development organization, and Dr. Lanier worked for Analgesic Solutions where he consulted on the development of pain medications for FDA approval.

PHARMACOVIGILANCE

In the interest of patient safety and good clinical practice, Spectrum Therapeutics is pleased to announce the implementation of a unique global pharmacovigilance program to capture and document adverse events reported from the worldwide use of its medical cannabis products in addition to the Company's Canadian recreational cannabis brands including Tweed and DNA Genetics, and its CBD product offerings.

Pharmacovigilance, also known as drug safety, is defined as the science and activities relating to the detection, assessment, understanding and prevention of adverse effects from the use of pharmaceutical products. While Spectrum Therapeutics and Canopy Growth were already reporting any adverse reactions to its cannabis products as per Health Canada regulations, the launch of this global pharmacovigilance program ensures that all employees are trained on how to identify and report adverse events. The Company's internal Pharmacovigilance team is responsible for analyzing and entering events into a global safety database compliant with regional regulatory requirements.

A global independent safety monitoring board chaired by Professor Yola Moride at the Université de Montréal will periodically review adverse event summaries and advise the Spectrum Therapeutics scientific team regarding product safety and clinical trial design.

"We believe that this strategic approach to global clinical research, in collaboration with outstanding investigators and institutions, and supported by our first-rate team of scientists, will generate innovative products for a number of indications with significant unmet needs," commented Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "We are also pleased to announce the launch of our global pharmacovigilance program whereby every one of our 3000+ staff worldwide are trained in reporting adverse events. It's an important step towards establishing drug safety and will advance our efforts to provide patients with accepted, clinically validated cannabis medicines while transparently demonstrating the relative risks of cannabis."

Here's to (Clinically Validated) Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "expected to be completed by Q2 2020 with results announced by Q3 2020", and "those that show promising results will be added to the registration trial pipeline". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including clinical trial results, product supply, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Spectrum Therapeutics

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For further information: Caitlin O'Hara, Media Relations, Caitlin.ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122

CO: Spectrum Therapeutics

CNW 07:00e 05-JUN-19